Filed Pursuant to Rule 433
Registration No. 333-285111
February 24, 2025

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 24, 2025)

Issuer:	Georgia Power Company
Security:	Series 2025C 5.20% Senior Notes due March 15, 2035
Expected Ratings:*	A3(Positive)/A(Stable)/A(Positive) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$700,000,000
Initial Public Offering Price:	99.812%
Maturity Date:	March 15, 2035
Treasury Benchmark:	4.625% due February 15, 2035
Benchmark Treasury Yield:	4.394%
Spread to Treasury:	+83 basis points
Re-offer Yield:	5.224%
Optional Redemption:
Make-Whole Call:	Prior to September 15, 2034 at T+15 basis points
Par Call:	On or after September 15, 2034 at 100%
Coupon:	5.20%
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2025
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 LB5/US373334LB51
Trade Date:	February 24, 2025
Expected Settlement Date:	March 3, 2025 (T+5)
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Intesa Sanpaolo IMI Securities Corp.
Regions Securities LLC
Santander US Capital Markets LLC
Academy Securities, Inc.
Siebert Williams Shank & Co., LLC
C.L. King & Associates, Inc.
Cabrera Capital Markets LLC
MFR Securities, Inc.
Security Capital Brokerage, Inc.
Concurrent Offerings:	$400,000,000 Series 2025A Floating Rate Senior Notes due September 15, 2026 and $500,000,000 Series 2025B 4.85% Senior Notes due March 15, 2031, expected to be issued on March 3, 2025. The closing of the offering of the Series 2025C Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-5579, Barclays Capital Inc. toll free at 1-888-603-5847, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, Truist Securities, Inc. toll free at 1-800-685-4786, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.